GOD’S LAKE RESOURCES INC.
133 Richmond Street, Suite 403
Toronto, Ontario M5H 2L3

June 16, 2010

VIA EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Anne Nguyen Parker

RE:	Request by God’s Lake Resources Inc. for Withdrawal of Registration Statement on Form 20-F

Ladies and Gentlemen:

God’s Lake Resources Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 20-F, (File No. 0-53951) together with all exhibits thereto, which was filed with the Commission pursuant to the Securities Exchange Act of 1934 on April 21, 2010.

The Company requests this withdrawal pursuant to the request of the Commission set forth in Comment One of the comment letter of Ms. Anne Nguyen Parker, Branch Chief, dated May 7, 2010.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Jon Gardner
Kavinoky Cook LLP
726 Exchange Street, Suite 800
Buffalo, New York 14210
Tel: 716-845-6000
Fax: 716-845-6474

Very truly yours,

/s/ Jacqueline Lilley
Jacqueline Lilley
Chief Financial Officer
God’s Lake Resources Inc.